                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2002

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the transition period from _______to  ____________.

Commission File Number: 1-3305
Employer Identification Number: 66-0288298
Plan Number: 061


              MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
                            (Full title of the plan)

                                MERCK & CO., INC.
          (Name of issuer of the securities held pursuant to the plan)

                                  P.O. Box 100
                    Whitehouse Station, New Jersey 08889-0100
                     (Address of principal executive office)

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                                                 PAGE
                                                                                                 ----

Report of Independent Accountants                                                                  1

Financial Statements:

    Statements of Net Assets Available for Benefits
      at December 31, 2002 and 2001                                                                2

    Statement of Changes in Net Assets Available for Benefits
      for the year ended December 31, 2002                                                         3

    Notes to Financial Statements                                                                4 - 7

Supplemental Schedule*:

    H - Line 4i - Schedule of Assets (Held at End of Year)                                         8

      Signature                                                                                    9

      Exhibit Index                                                                               10

      Exhibit 23 - Consent of Independent Accountants                                             11

      Exhibit 99.1 - Certification by the Chief Executive Officer of the
        Merck Puerto Rico Employee Savings and Security Plan Pursuant to 18 U.S.C.
        Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002        12

      Exhibit 99.2 - Certification by the Chief Financial Officer of the
        Merck Puerto Rico Employee Savings and Security Plan Pursuant to 18 U.S.C.
        Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002        13



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

[PRICEWATERHOUSECOOPERS LOGO]

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      254 Munoz Rivera Avenue
                                                      BBV Tower, 9th Floor
                                                      Hato Rey PR 00918
                                                      Telephone (787) 754-9090
                                                      Facsimile (787) 766-1094


                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Plan Administrator of the Merck Puerto Rico Employee Savings and Security Plan


In our opinion, the accompanying statements of assets available for benefits and the related statement of changes in assets available for benefits present fairly, in all material respects, the assets available for benefits of Merck Puerto Rico Employee Savings and Security Plan (the "Plan") at December 31, 2002 and 2001, and the changes in assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan's trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Securities Act of 1974.


/s/ PRICEWATERHOUSECOOPERS LLP

May 2, 2003

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1862757 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of the report

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001




                                             2002              2001
                                          -----------      -----------
                 ASSETS

Investments, at market value              $31,257,692      $29,831,972
Participant Loans, at contract value        2,135,301        2,103,597
                                          -----------      -----------

        Total investments                  33,392,993       31,935,569
                                          -----------      -----------

Receivables:
    Employer's contribution                    44,076           40,915
    Participants' contributions               188,942          144,925
    Accrued interest and dividends            167,959          159,598
                                          -----------      -----------

        Total receivables                     400,977          345,438
                                          -----------      -----------

Net assets available for benefits         $33,793,970      $32,281,007
                                          ===========      ===========

   The accompanying notes are an integral part of these financial statements.

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002




Additions to net assets attributed to:
    Investment income:
      Net depreciation in market value of investments         $ (1,555,934)
      Interest and dividends                                       839,322
                                                              ------------
           Net investment loss                                    (716,612)
                                                              ------------
    Contributions to the Plan:
      By participants                                            4,636,974
      By employer                                                1,322,204
                                                              ------------

           Total contributions                                   5,959,178
                                                              ------------

           Total additions                                       5,242,566

Deductions from assets attributed to:
    Benefits paid to participants                               (3,729,603)
                                                              ------------

Net increase in assets available for benefits                    1,512,963

Net assets available for benefits, beginning of the year        32,281,007
                                                              ------------

Net assets available for benefits, end of the year            $ 33,793,970
                                                              ============


   The accompanying notes are an integral part of these financial statements.

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001



1.       DESCRIPTION OF THE PLAN

         The following description of the Merck Puerto Rico Employee Savings and Security Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         General

         The Plan is a profit sharing plan designed to provide an opportunity for employees of Merck Sharp & Dohme Quimica de Puerto Rico, Inc. and Merck Sharp & Dohme (I.A.) Corp. (the "Companies") to become stockholders of Merck & Co., Inc. ("Merck") and to encourage them to save on a regular basis by setting aside part of their earnings. Regular full-time and part-time employees of the Companies, as defined in the Plan document, who have completed at least one year of employment and are not covered by a collective bargaining agreement, are eligible to enroll in the Plan.

         The Plan is administered by the Employee Benefits Committee appointed by the President of the Companies. All costs of administering the Plan are borne by the Companies.

         The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions

         Participants may contribute from 2% up to 15% of their base pay, provided that pre-tax contributions shall not exceed 10% of base compensation or $8,000. In addition, the Companies match 50% of pre-tax and after-tax employee contributions up to 2.5% of each participant's base compensation applicable to the pay period in which the contribution is being made. The Companies' matching contributions are invested entirely in Merck common stock (non-participant directed) and may not be reallocated into any other investment option.

         Participants direct the investment of their contributions into any investment option including the Merck Common Stock Fund (participant directed). During 2002, the Plan offered 21 investment options: 20 mutual funds and the Merck Common Stock Fund.

         Participant Accounts

         Each participant account is credited with the participant's contribution, the Companies' matching contribution, and allocation of Plan earnings. The allocation is based on participants' account balances, as defined in the Plan document.

         Vesting

         Participants are immediately vested in their contributions, all Companies' matching contributions, plus actual earnings thereon.

         Participant Loans

         Participants may borrow from their account balances with interest charged at prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's account balance less any current outstanding loan balance.

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001



         Payment of Benefits

         Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The financial statements are prepared on the accrual basis of accounting.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The investments of the Plan are stated at quoted market prices in an active market (except for participant loans which are presented at the outstanding balance). Shares of mutual funds are presented at quoted market prices which represent the net asset value of the shares held by the Plan at the reporting date.

         Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them. Interest income on participant loans is recorded on accrual basis.

         Contributions

         Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants' earnings.

         Payment of Benefits

         Benefits are recorded when paid.

         Transfer of Assets to Other Plans

         Company employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury or by the U.S. Internal Revenue Service (the "IRS").

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001



         Risks and Uncertainties

         The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

         Reclassifications

         Certain reclassifications have been made to prior year financial statements to conform with current year presentation.

3.       INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets as of year-end.

                                                 2002                      2001
         Shares of Merck Common Stock Fund  $ 27,280,847 *             $ 26,241,792 *

         Participants loans                    2,135,301                  2,103,597


         * Includes non-participant directed portion

         During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $1,555,934 as follows:

                                          2002

         Mutual Funds                 $  751,050
         Merck Common Stock Fund         804,884
                                      ----------
                                      $1,555,934
                                      ==========

4.       NON-PARTICIPANT DIRECTED INVESTMENTS

         Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is as follows:

                                              2002           2001
                                           ----------      ----------
         Assets -
              Merck Common Stock Fund      $8,755,749      $8,399,740
                                           ==========      ==========

MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001



                                                                       YEAR ENDED
                                                                      DECEMBER 31,
                                                                         2002
                                                                     -----------
Changes in net assets:
  Contributions                                                      $ 1,254,938
  Dividends and interest                                                 256,872
  Net depreciation                                                      (262,782)
  Benefits paid to participants                                         (706,564)
  Transfers to participants loan accounts and other plans               (186,455)
                                                                     -----------
                                                                     $   356,009
                                                                     ===========

5.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company ("Fidelity"). Fidelity is the record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

         Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions.

6.       PLAN TERMINATION

         Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.       TAX STATUS

         The Plan obtained a tax determination letter from the Puerto Rico Department of Treasury dated February 18, 1998 indicating that it had been designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994 ("PRIRC") and is, therefore, exempt from Puerto Rico income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                    * * * * *

              MERCK PUERTO RICO EMPLOYEE SAVINGS AND SECURITY PLAN
                    SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)

       IDENTITY OF ISSUE, BORROWER,                                                       SHARE                         CURRENT
          LESSOR OR SIMILAR PARTY                  DESCRIPTION OF INVESTMENT             BALANCE           COST          VALUE

*   Merck & Co., Inc                    Merck Common Stock                             1,396,153.873       **         $ 27,280,847

*   Fidelity Investments                Fidelity Equity-Income Fund                        3,663.216      ***              145,320

                                        Fidelity Retirement Money Market Fund            732,453.710      ***              732,454

                                        Spartan U.S. Equity Index Fund                     4,251.886      ***              132,446

                                        Spartan Government Income Fund                     2,513.187      ***               28,324

                                        Fidelity Low-Priced Stock Fund                    12,335.918      ***              310,495

                                        Fidelity Dividend Growth Fund                     19,373.789      ***              432,423

    Putnam Investments                  Putnam Vista A Fund                               32,716.789      ***              195,974

                                        Putnam International Voyager  Fund                 1,213.401      ***               16,842

                                        Putnam Global Equity Fund A                          435.243      ***                2,572

    T. Rowe Price                       T. Rowe Price Blue Chip Growth Fund               32,839.173      ***              720,820

    The Vanguard Group                  Vanguard Assets Allocation Fund                   10,228.941      ***              184,837

    The Capital Group Company           American Funds Europacific A                       9,283.349      ***              213,239

    American Century Investment         American Century Emerging Markets
     Services, Inc.                      Investment Fund                                  14,899.927      ***               52,001

    Franklin Templeton                  Franklin Small-Mid Cap Growth Fund A               7,852.960      ***              172,372

    Liberty Wagner Asset                Liberty Acorn Fund - Class Z                       2,261.306      ***               35,050
     Management, L.P.

    Janus                               Janus Enterprises                                    304.708      ***                6,993

                                        Janus Growth & Income                             18,564.916      ***              433,305

    PIMCO                               PIMCO Total Return Fund - Institutional Class      7,806.195      ***               83,292

                                        PIMCO Long-Term Government Fund -
                                        Institutional Class                                6,629.135      ***               73,318

                                        PIMCO Foreign Bond Institution Fund -
                                        Institutional Class                                  450.638      ***                4,768

*   Participants' Loan                  Interest rates ranging from 6.0% to 10.5%
                                        and with maturities through 2012                                  ***            2,135,301

                                         Total                                                                        $ 33,392,993


*   Denotes a party-in-interest to the Plan

**  Historical cost is not available from the Trustee

*** Cost is not required for participant directed investment

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck Puerto Rico Employee Savings and Security Plan by the undersigned hereunto duly authorized.

                                        Merck & Co., Inc., as plan administrator

                                        By:  /s/ Caroline Dorsa
                                             -----------------------------------
                                             Caroline Dorsa
                                             Vice President & Treasurer


June 27, 2003

                                 EXHIBIT INDEX


EXHIBIT
NUMBER         DESCRIPTION                                                 PAGE
-------        -----------                                                 ----
23             Consent of Independent Accountants                          11

99.1           Certification by the Chief Executive Officer of the
               Merck Puerto Rico Employee Savings and Security Plan
               Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant
               to Section 906 of the Sarbanes-Oxley Act of 2002            12

99.2           Certification by the Chief Financial Officer of the
               Merck Puerto Rico Employee Savings and Security Plan
               Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant
               to Section 906 of the Sarbanes-Oxley Act of 2002            13